As filed with the Securities and Exchange Commission on March 1, 2006

Commission File No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

PAINCARE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Florida	06-1110906
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1030 North Orange Avenue, Suite 105 Orlando, Florida 32801 407-367-0944

(Address and telephone number of Registrant’s principal executive offices)

Mark Szporka, Chief Financial Officer	Copies to:	Joel D. Mayersohn
PainCare Holdings, Inc.		Arnstein & Lehr LLP

1030 North Orange Avenue, Suite 105		2424 N. Federal Highway, Suite 462
Orlando, Florida 32801		Boca Raton, FL 33431
407-367-0944		561-322-6900
(Name, address and telephone number of		(Name, address and telephone number of
agent for service)		agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.

CALCULATION OF REGISTRATION FEE

			Proposed Maximum Aggregate Offering Price(1)
		Proposed Maximum Offering Price Per Share (1)
Title of Each Class of Securities to be Registered	Amount to be Registered			Amount of Registration Fee
Common Stock	3,305,033	$3.125 (2)	$10,328,228	$1,106
Common Stock	1,349,884	$3.45 (3)	$4,657,100	$499
Common Stock	19,278,157	$3.125 (4)	$60,244,240	$6,447
Total	23,933,074			$8,052

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933.

(2)	Computed on the basis of the average of the high and low sales prices of the shares of common stock on The American Stock Exchange of $3.125 on February 23, 2006 as prescribed by Rule 457(c).

(3)	Computed on the basis of the higher of (i) the $3.45 exercise price of the warrants, and (ii) the average of the high and low sales prices of the shares of common stock on The American Stock Exchange of $3.125 on February 23, 2006 as prescribed by Rule 457(c). Represents shares of common stock issuable upon exercise of share purchase warrants.

(4)	Computed on the basis of the average of the high and low sales prices of the shares of common stock on The American Stock Exchange of $3.125 on February 23, 2006 as prescribed by Rule 457(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL, AND IT IS NOT SOLICITING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

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Dated _______________, 2006

PROSPECTUS SUBJECT TO COMPLETION

PAINCARE HOLDINGS, INC.

23,933,074 shares of common stock

The security holders of PainCare Holdings, Inc. listed beginning on page 18 of this prospectus are offering and selling an aggregate of 23,933,074 shares of our common stock, consisting of the following:

·	3,305,033 shares issued in connection with a private placement which closed January 30, 2006.

·	1,349,884 shares representing shares of common stock issuable upon exercise of share purchase warrants with an exercise price of $3.45 per share.

·	19,278,157 shares representing shares of common stock issued or issuable in connection with acquisitions since November 30, 2004.

The shares of our common stock may be offered and sold from time to time by the selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares other than the exercise price payable to us upon the exercise of options and warrants held by the selling stockholders.

Our common stock is traded on The American Stock Exchange under the ticker symbol “PRZ”. On February 23, 2006, the last reported sale price of our common stock was $3.125 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 for a discussion of certain factors that you should consider before you invest in any of the common stock being offered with this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______________, 2006

ii

As used in this prospectus, references to “PainCare,” “we,” “us” and “our” refer to PainCare Holdings, Inc. and our consolidated subsidiaries unless the context otherwise requires.

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PROSPECTUS SUMMARY

About This Prospectus

This prospectus is a part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission to register shares of our common stock for solely by selling stockholders. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our common stock. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

About PainCare

PainCare Holdings, Inc. is a health care services company focused on the treatment of pain. Through our 21 pain-focused physician practices and 9 outpatient surgery centers, we offer pain management, minimally invasive spine surgery and ancillary services, including orthopedic rehabilitation, electrodiagnostic medicine, intra-articular joint injections and diagnostic imaging services. Our physicians are trained in specialties such as interventional pain management, orthopedics or physiatry, and utilize the latest medical technologies, clinical practices and equipment to offer cost-effective pain relief.

We have grown our business through a combination of organic growth and acquisitions of complementary physician practices and outpatient surgery centers. Since November 2004, we have acquired 7 physician practices and 6 surgery centers. To grow our physician practice revenue, our strategy is to acquire or enter into management agreements with profitable, well-established physician practices and expand the range of services they offer. For practices we have acquired, we survey the acquired practice and determine whether to expand the scope of services provided by the practice, including adding additional specialists such as physicians certified in pain management, neurosurgery, orthopedics or physiatry. By providing these additional services within the practice, we believe each practice can improve clinical outcomes, shorten treatment time and improve its profitability.

In contrast to historical physician practice management business models that forced the implementation of common information technology systems, such as shared billing and collection, clinical data and electronic health record systems, we deploy only those resources necessary to support the growth of additional services. Changes to information technology systems are kept to a minimum, and changes to billing and collection procedures are also minimized. As a result, we strive to achieve minimal disruption in the practice’s operations while at the same time facilitating the growth of the practice from within.

Our growth strategy for outpatient surgery centers is to identify profitable, high volume centers which provide pain management and orthopedic procedures. Many surgical procedures for the treatment of pain can be performed outside a traditional hospital setting, which we believe represents a cost-effective and convenient alternative for patients and health care payors. We believe that our surgery centers offer the latest orthopedic and interventional pain management technology and anesthetic techniques, contributing to improved clinical outcomes and patient satisfaction, in addition to growing our revenue.

We also have relationships with physician practices that we do not own, but provide limited management services to, such as in-house physical therapy, electrodiagnostic services and intra-articular joint injection programs. With these additional resources, the physician practice itself is able to offer a broader range of services to its patient base.

According to a joint monograph published by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) and the National Pharmaceutical Council, each year an estimated 25 million Americans experience acute pain due to injury or surgery and another 50 million suffer chronic pain. As the “baby boom” population ages, the number of people who will require treatment for pain from back disorders, degenerative joint diseases, rheumatologic conditions, visceral diseases and cancer is expected to rise. A 2004 study by the American Chronic Pain Association found that among those with chronic back pain, 56% of 18-34 year olds, 50% of 35-64 year olds, and 49% of 65+ year olds reported that their back was the source of the most pain. Inadequate control of pain interferes with the pain sufferer’s ability to carry out activities of daily living, such as work, and may result in psychological impairment as well. According to the same source, the annual cost to Americans of pain suffering is estimated at $100 billion each year.

The medical community’s awareness of the need for pain management has been increasing in recent years. In 1996, the American Pain Society proposed that pain was the fifth vital sign, in addition to pulse, blood pressure, body temperature and respiration, and the Veterans Health Administration has adopted pain as the fifth vital sign in their national pain management strategy. In 2001, JCAHO published standards that incorporated pain management into the standards for accredited health care providers. The JCAHO standards stress patients’ rights to appropriate assessment and management of pain, and require the treatment of pain along with the underlying disease or disorder. As a result, we believe that pain management is growing in significance as a medical specialty, which we believe will result in an increased demand for pain treatment.

We have relationships with 63 physician practices and ambulatory surgery centers. Through our subsidiaries, we operate two types of practice arrangements:

•	We have acquired the non-medical assets and we provide general management services to 21 physician practices;

•	We provide limited management services to 33 physician practices in areas such as in-house physical therapy, electrodiagnostic services and intra-articular joint injection programs.

We have acquired and operate 9 outpatient surgery centers.

Business Strategy

Our objective is to become the leading provider of specialty pain care services in North America. To grow our practices, we intend to:

•	Focus on Pain Treatment. All of our operations to date have been specifically focused in the area of pain treatment. We intend to continue to focus on the treatment of pain through acquisition, management, and the provision of services to practices that serve the pain treatment market.

•	Deploy additional services to grow physician practices. We intend to enhance the capacity of our practices for organic growth by increasing the range of services offered by our practices. By deploying additional physicians and equipment, we can perform in- house those necessary procedures and services that would ordinarily be referred to other providers, which we believe can result in higher quality care and increased revenues to our practices.

•	Acquire profitable, well-established physician practices and surgery centers. We utilize a highly disciplined approach to evaluating acquisitions of additional practices and surgery centers. We have an extensive, multi-point due diligence evaluation process that we perform prior to acquisition, including such criteria as clinical quality, physician reputation, profitability and procedure and revenue growth rates. We intend to only acquire practices and surgery centers that we believe to be well-established with the capacity for future profitability and organic growth.

•	Utilize advanced medical technologies. Many of our physicians are thought leaders in their respective fields, and employ the latest clinical techniques and medical technologies for the treatment of pain. We intend to support the use of new technology in pain treatment through the deployment of additional specialized physicians who are familiar with these techniques and technologies and by providing the latest, state-of-the- art equipment. For example, we deploy MedX rehabilitation equipment to orthopedic rehabilitation facilities, which has demonstrated the ability to improve patient outcomes.

•	Develop additional services to enhance practice profitability. As the needs of our practices warrant we will develop additional programs to support their organic growth.

For example, we may deploy imaging modalities such as mobile MRI equipment, or additional services such as in-office pharmaceutical dispensing, in order to provide a complete pain treatment program. In January 2005, we introduced a new program, called the Intra-Articular Joint Program, which is a nonsurgical treatment for knee pain and stiffness caused by osteoarthritis.

Recent Developments

Intraoperative Monitoring

In addition to our core business as set forth above, we also provide advanced Intraoperative Monitoring (IOM) and interpretation services to hospitals and surgeons through a majority-owned subsidiary Amphora. During surgical procedures, IOM is used to continuously assess the functional integrity of a patient’s nervous system, identify neural structures in the operative field, and avoid damage to those structures. In this regard, IOM offers protection of neural tissues and organs (brain, spinal cord and peripheral nerves) during surgery. By measuring spontaneous or elicited (evoked) electrical signals produced by the nervous system or attached muscle groups during surgery, impending injury or nerve irritation can be detected. This offers an opportunity to intervene and prevent permanent injury. IOM has been shown to be effective in reducing operative neurological complications in several types of surgeries, and is best documented in spinal surgeries for protection of the spinal cord. IOM has also shown to be highly effective in ENT craniofacial, orthopedic, and cardio- and cerebro-vascular surgeries.

Offering of Common Stock and Warrants

On January 30, 2006, we completed a $10 million private placement with 10 accredited investors. The financing consisted of 3,305,033 shares of Common Stock, and warrants to purchase 1,349,884 shares of Common Stock. We agreed to file a resale registration statement on Form S-3, of which this prospectus forms a part, with the Securities and Exchange Commission by March 1, 2006, for the purpose of registering for resale the shares of common stock issued in the private placement and the shares issuable upon exercise of the warrants that were issued in the private placement.

Our Executive Offices

Our principal executive offices are located at 1030 North Orange Avenue, Suite 105, Orlando, Florida 32801, and our telephone number is (407) 367-0944. Our website is located at www.paincareholdings.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus. Our website address is included as an inactive textual reference only.

THE OFFERING

Common Stock offered by selling stockholders	23,933,074 shares

Use of proceeds	PainCare will not receive any proceeds from the
sale of shares in this offering other than the
exercise price payable to us upon the exercise of
warrants held by certain of the selling
stockholders.

American Stock Exchange symbol	“PRZ”

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained or incorporated by reference in this prospectus, before you decide to buy any shares. The occurrence of any of the following risks could cause our business, results of operations and financial condition to materially suffer and the market price of our common stock to decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

We have received a comment letter from the SEC, about which we are in the process of communicating with the SEC.

We received a comment letter from the United States Securities and Exchange Commission with respect to our Annual Report on Form 10-KSB for the year ended December 31, 2004, as filed with the SEC on March 16, 2005. We have been in communication with the SEC in an effort to resolve the matters set forth in the SEC comment letter. We are unable at this time to determine what impact, if any, the matters set forth in the SEC letter may have on our financial condition and/or financial statements.

The success of our growth strategy depends on the successful identification, completion and integration of acquisitions.

We have entered into general management agreements with 21 physician practices and 9 ambulatory surgery centers since 2002 and we intend to pursue additional acquisitions and management relationships. Our future success will depend on our ability to identify and complete acquisitions and integrate the acquired businesses with our existing operations. Our growth strategy will result in significant additional demands on our infrastructure, and will place a significant strain on our management, administrative, operational, financial and technical resources, and increase demands on our systems and controls. Our growth strategy involves numerous risks, including, but not limited to:

•	the possibility that we are not able to identify suitable acquisition candidates or consummate acquisitions on acceptable terms;

•	possible decreases in capital resources or dilution to existing stockholders;

•	difficulties and expenses incurred in connection with an acquisition;

•	the difficulties of operating an acquired business;

•	the diversion of management’s attention from other business concerns;

•	a limited ability to predict future operating results of acquired practices; and

•	the potential loss of key physicians employees and patients of an acquired practice.

In the event that the operations of an acquired practice do not meet expectations, we may be required to restructure the acquired practice or write-off the value of some or all of the assets of the acquired practice. We cannot assure you that any acquisition will be successfully integrated into our operations or will have the intended financial or strategic results.

In addition, acquisitions entail an inherent risk that we could become subject to contingent or other liabilities in connection with the acquisitions, including liabilities arising from events or conduct predating our acquisition and that were not known to us at the time of acquisition. Although we conduct due diligence in connection with each of our acquisitions, this does not mean that we will necessarily identify all potential problems or issues in connection with any given acquisition, some of which could be significant.

Our failure to successfully identify and complete future acquisitions or to integrate and successfully manage completed acquisitions could have a material adverse effect on our business, financial condition and results of operations.

Our growth strategy may not prove viable and expected growth and value may not be realized.

Our strategy is to rapidly grow by acquiring, establishing and managing a network of pain management, minimally invasive spine surgery and orthopedic rehabilitation centers. Identifying appropriate physician groups and proposing, negotiating and implementing economically attractive affiliations with them can be a lengthy, complex and costly process. There can be no assurance that we will be successful in identifying and establishing relationships with orthopedic surgery and pain management groups. If we are successful in implementing our strategy of rapid growth, such growth may impair our ability to efficiently provide non-professional support services, facilities, equipment, non-professional personnel, supplies and non-professional support staff to medical practices. Our future financial results could be materially adversely affected if we are unable to manage growth effectively.

There can be no assurance that physicians, medical providers or the medical community in general will accept our business strategy and adopt the strategy offered by us. The extent to which, and rate at which, these services achieve market acceptance and penetration will depend on many variables including, but not limited to, the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of these services, the advantage of these services over existing technology, and third-party reimbursement practices. There can be no assurance that the medical community and third-party payors will accept our technology. Similar risks will confront any other services developed by us in the future. Failure of our services to gain market acceptance would have a material adverse effect on our business, financial condition, and results of operations.

If we do not have sufficient additional capital to finance our growth strategy, our development may be limited.

We will need to raise additional capital in order to acquire, integrate, develop, operate and expand our affiliated physician practices. We may finance future acquisition and development projects through debt or equity financings and may use shares of our capital stock for all or a portion of the consideration to be paid in acquisitions. To the extent that we undertake these financings or use capital stock as consideration, our stockholders may, in the future, experience significant ownership dilution. To the extent we incur indebtedness, we may have significant interest expense and may be subject to covenants in the related debt agreements that affect the conduct of our business. We have convertible notes and debentures outstanding that have anti-dilution rights and limitations on incurring additional indebtedness that could limit our ability to obtain financing on favorable terms, or at all.

We can give you no assurances that we will be able to obtain financing necessary for our acquisition and development strategy or that, if available, the financing will be on terms acceptable to us. If we do not have sufficient capital resources, our growth could be limited and our operations impaired.

We have recently been profitable but no assurance can be given that such profitability will continue.

For the years ended December 31, 2004 and 2003 we realized net income of $5,730,153 and $1,212,906 respectively. We expect to increase our spending significantly as we continue to expand our service offerings. As a result, we will need to generate significant revenues in order to continue to grow our business and remain profitable.

A significant portion of our assets consists of goodwill and other intangible assets and any impairment, reduction, or elimination, of these intangible assets could hurt our results of operations.

As of September 30, 2005, we had an intangible asset, net goodwill, of approximately $91.6 million, which constituted 56% of our total assets. The net goodwill reflects the amount we pay for our acquired practices in excess of their book value. Our net goodwill will increase in the future as a result of our acquisitions as we pay contingent purchase price for the acquisitions according to the terms of the respective purchase agreements. In addition, we expect to incur additional goodwill in connection with future acquisitions. As prescribed by generally accepted accounting principles, we do not amortize goodwill; rather it is carried on our balance sheet until it is impaired. At least annually we test net goodwill for impairment. Any determination of impairment could require a significant reduction, or the elimination, of goodwill, which could hurt our results of operations. Also, the effect of a prolonged downturn in our business will be exacerbated by the impairment, and resulting write-down, of goodwill related to a reduction in the value of our acquired practices.

Our cash flow and financial condition may be adversely affected by the assumption of credit risks.

Our owned, managed, and limited management practices bill their patients’ insurance carriers for services provided by the practices. By undertaking the responsibility for patient billing and collection activities, the practices assume the credit risk presented by the patient base, as well as the risk of payment delays attendant to reimbursement through governmental programs or third-party payors. If our practices are unsuccessful in collecting a substantial amount of such fees it will have a material adverse affect on our financial condition because our compensation from these practices is dependent on the practices’ collections.

If we are forced to repay our debentures and notes in cash, we may not have enough cash to fund our operations.

Our 7.5% convertible debentures and our secured convertible term notes contain certain provisions and restrictions, which if violated, could result in the full principal amount, $10,456,000 as of September 30, 2005, together with interest and other amounts, becoming immediately due and payable in cash on such securities. If such an event occurred and if a holder of such securities demanded repayment, we might not have the cash resources to repay such indebtedness. The debentures have a term of three years, with interest payable quarterly. Subject to certain conditions, the quarterly interest payments on the debentures may be paid, at our option, in cash or additional shares of our common stock. Our secured convertible term notes are repayable in monthly installments of principal over the three year life of the notes. Subject to certain conditions, the monthly principal and interest payments on the notes may be paid, at our option, in cash or additional shares of common stock. If we made the payments on the debentures and notes in cash rather than additional shares of common stock, it would reduce the amount of cash available to fund operations.

We rely on the services of our physicians. We may not be able to attract and retain qualified physicians we need to support our business.

Our operations are substantially dependent on the services of our practices’ physicians. With respect to our owned practices, we have employment agreements with our physicians that generally have terms of five years, but may be terminated by either party in certain circumstances. Our management agreements with our managed practices generally have a 40 year term, while our agreements with limited management practices have a 5 year term with options for two additional five year renewal terms which are exercisable at our election. These agreements may be earlier terminated under certain circumstances. Although we will endeavor to maintain and renew such contracts, in the event a significant number of physicians terminate their relationships with us, our business could be adversely affected. While our employment and management agreements contain covenants not to compete with us for a period of generally two years after termination of employment, these provisions may not be enforceable.

We compete with many types of health care providers and government institutions for the services of qualified physicians. If we are unable to attract and retain physicians, our revenues will decrease and our business will suffer.

If certain key employees were to leave, we may be unable to operate our business profitably, complete existing projects or undertake certain new projects.

Our key employees and consultants include Merrill Reuter, M.D., Randy Lubinsky, Mark Szporka, and Ron Riewold. We have entered into employment agreements with Randy Lubinsky (Chief Executive Officer and Director), Ron Riewold (President and Director), Mark Szporka (Chief Financial Officer and Director), and Dr. Merrill Reuter (President of one of our subsidiaries and Chairman of the Board). Should the services of Dr. Reuter, Randy Lubinsky, Ron Riewold, or Mark Szporka or other key personnel become unavailable to us for any reason, our business could be adversely affected. There is no assurance that we will be able to retain these key individuals and/or attract new employees of the caliber needed to achieve our objectives. We do not maintain any key employee life insurance policies.

Our employment agreements with certain senior executive officers entitle them to an annual bonus equal to a total of 11% of our earnings before interest, taxes, depreciation and amortization.

Our employment agreements with our Chief Executive Officer and Chief Financial Officer, which expire on July 31, 2008, entitle each officer to an annual bonus equal to 4% of our earnings before interest, taxes, depreciation, and amortization. Our employment agreement with our President, which expires on January 31, 2009, entitles our President to an annual bonus equal to 3% of our earnings before interest, taxes, depreciation, and amortization. Historically our CEO, CFO and President have elected not to receive the entire annual bonus to which they were entitled. In the event our CEO, CFO and President do not waive their right to receive all or part of their respective bonuses in the future, it may materially impact our available cash and financial condition generally.

Increased costs associated with corporate governance compliance may significantly affect our results of operations.

The Sarbanes-Oxley Act of 2002 and our being subject to the Securities Exchange Act of 1934, as amended, will require changes in some of our corporate governance and securities disclosure and compliance practices, and will require a review of our internal control procedures. We expect these developments to increase our legal compliance and financial reporting costs. In addition, they could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers. Finally, director and officer liability insurance for public companies has become more difficult and more expensive to obtain, and we may be required to accept reduced coverage or incur higher costs to obtain coverage that is satisfactory to us and our officers or directors. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude or additional costs we may incur as a result.

Our internal controls over financial reporting may not be adequate and our independent auditors may not be able to certify as to their adequacy, which could have a significant and adverse effect on our business and reputation.

We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder, which we refer to as Section 404. Section 404 requires a reporting company such as ours to, among other things, annually review and disclose its internal controls over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting quarterly. We are currently performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of Section 404. If, during the course of our ongoing evaluation, we identify areas of our internal controls requiring improvement, the resulting plans to design enhanced processes and controls to address said issues would likely result in additional expenses and diversion of management’s time. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Changes associated with reimbursement by third-party payors for our services may adversely affect our operating results and financial condition.

Approximately 58% of our revenues are directly dependent on the acceptance of the services provided by our owned practices, managed practices and limited management practices as covered benefits under third-party payor programs, including PPOs, HMOs and other managed care entities. The health care industry is undergoing significant changes, with third-party payors taking measures to reduce reimbursement rates or, in some cases, denying reimbursement for previously acceptable treatment modalities. There is no assurance that third-party payors will continue to pay for the services provided by our owned practices under their payor programs or by the managed practices. Failure of third-party payors to adequately cover minimally invasive surgery or other services will have a materially adverse affect on us.

Professional liability claims could adversely impact our business.

Our owned and managed practices are involved in the delivery of health care services to the public and are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in damage awards to the claimants in excess of the limits of any applicable insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. There can be no assurance that our owned and managed practices will not be subject to such claims, that any claim will be successfully defended or, if our practices are found liable, that the claim will not exceed the limits of our insurance. Liabilities in excess of our insurance could have a material adverse effect on us.

Our business is subject to substantial competition which could have a material impact on our business and financial condition.

The health care industry in general, and the markets for orthopedic, rehabilitation and minimally invasive surgery services in particular, are highly competitive. The practices we own or manage compete with other physicians and rehabilitation clinics who may be better established or have greater recognition in a particular community than the physicians in these practices. These practices also compete against hospitals and large health care companies, such as HealthSouth, Inc. and U.S. Physical Therapy, Inc., with respect to orthopedic and rehabilitation services, and Symbion and AmSurg Corp, with respect to outpatient surgery centers. These hospitals and companies have established operating histories and greater financial resources than us. In addition, we expect competition to increase, particularly in the market for rehabilitation services, as consolidation of the physical therapy industry continues through the acquisition by hospitals and large health care companies of physician-owned and other privately owned physical therapy practices. We will also compete with our competitors in connection with acquisition opportunities.

Failure to obtain managed care contracts and legislative changes could adversely affect our business.

There can be no assurance that our owned or managed practices will be able to obtain managed care contracts. These practices’ future inability to obtain managed care contracts in their markets could have a material adverse effect on our business, financial condition or results of operation. In addition, federal and state legislative proposals have been introduced that could substantially increase the number of Medicare and Medicaid recipients enrolled in HMOs and other managed care plans. We derive, through these practices, a substantial portion of our revenue from Medicare and Medicaid. In the event such proposals are adopted, there can be no assurance that these practices will be able to obtain contracts from HMOs and other managed care plans serving Medicare and Medicaid enrollees. Failure to obtain such contracts could have a material adverse effect on the business, financial condition and results of operations. Even if our practices are able to enter into managed care contracts, the terms of such agreements may not be favorable to us.

Risks Related to Our Industry

The health care industry is highly regulated and our failure to comply with laws and regulations applicable to us or the owned practices, and the failure of the managed practices and the limited management practices to comply with laws and regulations applicable to them, could have an adverse effect on our financial condition and results of operations.

Our owned practices, the managed practices and the limited management practices are subject to stringent federal, state and local government health care laws and regulations. If we or they fail to comply with applicable laws, or if a determination is made that in the past we or the managed practices or the limited management practices have failed to comply with these laws, we may be subject to civil or criminal penalties, including the loss of our license or our physicians’ licenses to operate and our ability to participate in Medicare, Medicaid and other government sponsored and third-party health care programs. In addition, laws and regulations are constantly changing and may impose additional requirements. These changes could have the effect of impeding our ability to continue to do business or reduce our opportunities to continue to grow.

Periodic revisions to laws and regulations may reduce the revenues generated by the owned practices, managed practices and the limited management practices.

A significant amount of the revenues generated by our owned practices, the managed practices and the limited management practices is derived from governmental payors. These governmental payors have taken and may continue to take steps designed to reduce the cost of medical care. Private payors often follow the lead of governmental payors, and private payors have been taking steps to reduce the cost to them of medical care. A change in the makeup of the patient mix that results in a decrease in patients covered by private insurance or a shift by private payors to other payment structures could also adversely affect our business, financial condition and results of operations. If reductions in reimbursement occur, the revenues generated by the owned practices, the managed practices and the limited management practices could shrink. This shrinkage would cause a reduction in our revenues. Accordingly, our business could be adversely affected by reductions in or limitations on reimbursement amounts for medical services rendered, payor mix changes or shifts by payors to different payment structures.

Because government-sponsored payors generally pay providers based on a fee schedule, and the trend is for private payors to do the same, we may not be able to prevent a decrease in our revenues by increasing the amounts the owned practices charge for services. The same applies to the limited management practices and the managed practices. They cannot increase their charges in an attempt to counteract reductions in reimbursement for services. There can be no assurance that any reduced operating margins could be recouped through cost reductions, increased volume, and introduction of additional procedures or otherwise. We believe that trends in cost containment in the health care industry will continue to result in reductions from historical levels of per-patient revenue.

Federal and state healthcare reform may have an adverse effect on our financial condition and results of operations.

Federal and state governments have continued to focus significant attention on health care reform. A broad range of health care reform measures have been introduced in Congress and in state legislatures. It is not clear at this time what proposals, if any, will be adopted, or, if adopted, what effect, if any, such proposals would have on our business. Currently proposed federal and state legislation could have an adverse effect on our business.

Our affiliated physicians may not appropriately record or document services they provide.

Our affiliated physicians are responsible for assigning reimbursement codes and maintaining sufficient supporting documentation for the services they provide. The owned practices, managed practices and limited management practices use this information to seek reimbursement for their services from third-party payors. If these physicians do not appropriately code or document their services, our financial condition and results of operations could be adversely affected.

Unfavorable changes or conditions could occur in the geographic areas where our operations are concentrated.

A majority of our revenue during the first nine months of this year was generated by our operations in five states. In particular, Florida accounted for approximately 42% of our revenue. Adverse changes or conditions affecting these particular markets, such as health care reforms, changes in laws and regulations, reduced Medicaid reimbursements and government investigations, may have a material adverse effect on our financial condition and results of operations.

Regulatory authorities could assert that the owned practices, the managed practices or the limited management practices fail to comply with the federal Stark Law. If such a claim were successfully asserted, this would result in the inability of these practices to bill for services rendered, which would have an adverse effect on our financial condition and results of operations. In addition, we could be required to restructure or terminate our arrangements with these practices. This result, or our inability to successfully restructure the arrangements to comply with the Stark Law, could jeopardize our business.

Section 1877 of Title 18 of the Social Security Act, commonly referred to as the “Stark Law”, prohibits a physician from making a referral to an entity for the furnishing of Medicare-covered “designated health services” if the physician (or an immediate family member of the physician) has a “financial relationship” with that entity. “Designated health services” include clinical laboratory services; physical and occupational therapy services; radiology services, including magnetic resonance imaging, computerized axial tomography scans, and ultrasound services (including the professional component of such diagnostic testing, but excluding procedures where the imaging modality is used to guide a needle, probe or catheter accurately); radiation therapy services and supplies; durable medical equipment and supplies; home health services; inpatient and outpatient hospital services; and others. A “financial relationship” is defined as an ownership or investment interest in or a compensation arrangement with an entity that provides designated health services. Sanctions for prohibited referrals include denial of Medicare payment and civil monetary penalties of up to $15,000 for each service ordered. Designated health services furnished pursuant to a referral that is prohibited by the Stark Law are not covered by Medicare and payments improperly collected must be promptly refunded.

The physicians in our owned practices have a financial relationship with the owned practices (they receive compensation for services rendered) and may refer patients to the owned practices for physical and occupational therapy services (and perhaps other designated health services) covered by Medicare. Therefore, an exception would have to apply to allow the physicians in our owned practices to refer patients to the owned practices for the provision by the owned practices of Medicare-covered designated health services.

There are several exceptions to the prohibition on referrals for designated health services which have the effect of allowing a physician that has a financial relationship with an entity to make referrals to that entity for the provision of Medicare-covered designated health services. The exception on which we rely with respect to the owned practices is the exception for employees, as all of the physicians employed in our owned practices are W-2 employees of the respective owned practices. Therefore, we believe that the physicians employed by our owned practices can refer patients to the owned practices for the provision of designated health services covered by Medicare. Nevertheless, should the owned practices fail to adhere to the conditions of the employment exception, or if a regulator determines that the employees or the employment relationship do not meet the criteria of the employment exception, the owned practices would be liable for violating the Stark Law, which could have a material adverse effect on us. We believe that our relationships with the managed practices and the limited management practices, respectively, do not trigger the Stark Law. Nevertheless, if a regulator were somehow to determine that these relationships are subject to the Stark Law, and that the relationships do not meet the conditions of any exception to the Stark Law, such failure would have a material adverse effect on us.

The referral of Medicare patients by physicians employed by or under contract with the managed practices and the limited management practices, respectively, to their respective practices, however, does trigger the Stark Law. We believe, nevertheless, that the in-office ancillary exception to the Stark Law has the effect of permitting these physician members of the respective managed practices and limited management practices to refer patients to their respective group practice for the provision by the respective group practice of Medicare-covered designated health services. If the managed practices or limited management practices were found not to comply with the terms of the in-office ancillary exception, they cannot properly bill Medicare for the designated health services provided by them. In such an event, our business could be materially adversely affected because the revenues we generate from these practices is dependent, at least in part, on the revenues or profits generated by those practices.

Regulatory authorities could assert that our owned practices, the managed practices or the limited management practices, or the contractual arrangements between us and the managed practices or the limited management practices, fail to comply with state laws analogous to the Stark Law. In such event, we could be subject to civil penalties and could be required to restructure or terminate the contractual arrangements.

At least some of the states in which we do business also have prohibitions on physician self-referrals that are similar to the Stark Law. These laws and interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. As indicated elsewhere, we enter into management agreements with the managed practices and the limited management practices. Under those agreements, we provide management and other items and services to the practices in exchange for compensation. Although we believe that the practices comply with these laws, and although we attempt to structure our relationships with these practices in a manner that we believe keeps us from violating these laws, (or in a manner that we believe does not trigger the law) state regulatory authorities or other parties could assert that the practices violate these laws and/or that our agreements with the practices violate these laws. Any such conclusion could adversely affect our financial results and operations.

Regulatory authorities or other persons could assert that our relationships with our owned practices, the managed practices or the limited management practices fail to comply with the anti-kickback law. If such a claim were successfully asserted, we could be subject to civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements. If we were subject to penalties or are unable to successfully restructure the relationships to comply with the Anti-Kickback Statute it would have an adverse effect on our financial condition and results of operations.

The anti-kickback provisions of the Social Security Act prohibit anyone from knowingly and willfully (a) soliciting or receiving any remuneration in return for referrals for items and services reimbursable under most federal health care programs; or (b) offering or paying any remuneration to induce a person to make referrals for items and services reimbursable under most federal health care programs, which we refer to as the “Anti-Kickback Statute” or “Anti-Kickback Law”. The prohibited remuneration may be paid directly or indirectly, overtly or covertly, in cash or in kind.

Violation of the Anti-Kickback Statute is a felony, and criminal conviction results in a fine of not more than $25,000, imprisonment for not more than five years, or both. Further, the Secretary of the Department of Health and Human Services has the authority to exclude violators from all federal health care programs and/or impose civil monetary penalties of $50,000 for each violation and assess damages of not more than three times the total amount of remuneration offered, paid, solicited or received.

As the result of a congressional mandate, the Office of the Inspector General of DHHS (“OIG”) promulgated a regulation specifying certain payment practices which the OIG determined to be at minimal risk for abuse. The OIG named these payment practices “Safe Harbors.” If a payment arrangement fits within a Safe Harbor, it will be deemed not to violate the Anti-Kickback Statute. Merely because a payment arrangement does not comply with all of the elements of any Safe Harbor, however, does not mean that the parties to the payment arrangement are violating the Anti-Kickback Statute.

We receive fees under our agreements with the managed practices and the limited management practices for management and administrative services and equipment and supplies. We do not believe we are in a position to make or influence referrals of patients or services reimbursed under Medicare, Medicaid or other governmental programs. Because the provisions of the Anti-Kickback Statute are broadly worded and have been broadly interpreted by federal courts, however, it is possible that the government could take the position that we, as a result of our ownership of the owned practices, and as a result of our relationships with the limited management practices and the managed practices, will be subject, directly and indirectly, to the Anti-Kickback Statute.

With respect to the managed practices and the limited management practices, we contract with the managed practices to provide general management services and limited management services, respectively. In return for those services, we receive compensation. The OIG has concluded that, depending on the facts of each particular arrangement, management arrangements may be subject to the Anti-Kickback Statute. In particular, an advisory opinion published by the OIG in 1998 (98-4) concluded that in a proposed management services arrangement where a management company was required to negotiate managed care contracts on behalf of the practice, the proposed arrangement could constitute prohibited remuneration where the management company would be reimbursed for its costs and paid a percentage of net practice revenues.

Our management agreements with the managed practices and the limited management practices differ from the management agreement analyzed in Advisory Opinion 98-4. Significantly, we believe we are not in a position to generate referrals for the managed practices or the limited management practices. In fact, our management agreements do not require us to negotiate managed care contracts on behalf of the managed practices or the limited management practices, or to provide marketing, advertising, public relation services or practice expansion services to those practices. Because we do not undertake to generate referrals for the managed practices or the limited management practices, and the services provided to these practices differ in scope from those provided under Advisory Opinion 98-4, we believe that our management agreements with the managed practices and limited management practices do not violate the Anti-Kickback Statute. Nevertheless, although we believe we have structured our management agreements in such a manner as not to violate the Anti-Kickback Statute, we cannot guarantee that a regulator would not conclude that the compensation to us under the management agreements constitutes prohibited remuneration. In such an event, our operations would be materially adversely affected.

The relationship between the physicians employed by the owned practices and the owned practices is subject to the Anti-Kickback Statute as well because the employed physicians refer Medicare patients to the owned practices and the employed physicians receive compensation from the owned practices for services rendered on behalf of the owned practices. Nevertheless, we have tried to structure our arrangements with our physician employees to meet the employment Safe Harbor. Therefore, it is our position that the owned practices’ arrangements with their respective employed physicians do not violate the Anti-Kickback Statute. Nevertheless, if the relationship between the owned practices and their physician employees is determined not to be a bona fide employment relationship, this could have a material adverse effect on us.

Our agreements with the limited management practices may also raise different Anti-Kickback concerns, but we believe that our arrangements are sufficiently different from those deemed suspect by the OIG so as not to violate the law. In April of 2003, the OIG issued a Special Advisory Bulletin where the OIG addressed contractual arrangements where a health care provider in one line of business (“Owner”) expands into a related health care business by contracting with an existing provider of a related item or service (“Manager”) to provide the new item or service to the Owner’s existing patient population. In those arrangements, the Manager not only manages the new line of business, but may also supply it with inventory, employees, space, billing and other services. In other words, the Owner contracts out substantially the entire operation of the related line of business to the Manager, receiving in return the profits of the business as remuneration for its federal program referrals to the Manager.

According to the OIG, contractual joint ventures have the following characteristics: (i) the establishment of a new line of business; (ii) a captive referral base; (iii) the Owner lacks business risk; (iv) the Manager is a would be competitor of the Owner’s new line of business; (v) the scope of services provided by the Manager is extremely broad, with the manager providing: day to day management; billing; equipment; personnel; office space; training; health care items, supplies and services; (vi) the practical effect of the arrangement is to enable the Owner to bill insurers and patients for business otherwise provided by the Manager; (vii) the parties agree to a non-compete clause barring the Owner from providing items or services to any patient other than those coming from the Owner and/or barring the Manager from providing services in its own right to the Owner’s patients.

We have attempted to draft our agreements with the limited management practices in a manner that takes into account the concerns in the Special Advisory Bulletin. Specifically, under our arrangements, the limited management practice takes business risk. It is financially responsible for the following costs: the space required to provide the services; employment costs of the personnel providing the services and intake personnel; and billing and collections. We do not reimburse the limited management practice for any of these costs. We, provide solely equipment, supplies and our management expertise. In return for these items and services, we receive a percentage of the limited management practice’s collections from the services being managed by us. Consequently, we believe that the limited management practice is not being compensated for its referrals. Although we believe that our arrangements with the limited management practices do not run afoul of the Anti-Kickback Statute for the reasons specified above, we cannot guarantee that our arrangements will be free from scrutiny by the OIG or that the OIG would not conclude that these arrangements violate the Anti-Kickback Statute. In the event the OIG were to conclude that these arrangements violate the Anti-Kickback Statute, this would have a material adverse effect on us.

State regulatory authorities or other parties may assert that we are engaged in the corporate practice of medicine. If such a claim were successfully asserted, we could be subject to civil, and perhaps criminal, penalties and could be required to restructure or terminate the applicable contractual arrangements. This result, or our inability to successfully restructure our relationships to comply with these statutes, could jeopardize our business and results of operations.

Many states in which we do business have corporate practice of medicine laws which prohibit us from exercising control over the medical judgments or decisions of physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. We enter into management agreements with managed practices and limited management practices. Under those agreements, we provide management and other items and services to the practices in exchange for a service fee. We structure our relationships with the practices in a manner that we believe keeps us from engaging in the corporate practice of medicine or exercising control over the medical judgments or decisions of the practices or their physicians. Nevertheless, state regulatory authorities or other parties could assert that our agreements violate these laws.

Regulatory authorities or others may assert that our agreements with limited management practices or managed practices, or our owned practices, violate state fee splitting laws. If such a claim were successfully asserted, we could be subject to civil and perhaps criminal penalties, and could be required to restructure or terminate the applicable contractual arrangements. This result, or our inability to successfully restructure our relationships to comply with these statutes, could jeopardize our business and results of operations.

The laws of many states prohibit physicians from splitting fees with non-physicians (or other physicians). These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. The relationship between us on the one hand, and the managed practices and limited management practices, on the other hand, may raise issues in some states with fee splitting prohibitions. Although we have attempted to structure our contracts with the managed practices and the limited management practices in a manner that keeps us from violating prohibitions on fee splitting, state regulatory authorities or other parties may assert that we are engaged in practices that constitute fee-splitting, which would have a material adverse effect on us.

Our use and disclosure of patient information is subject to privacy regulations.

Numerous state, federal and international laws and regulations govern the collection, dissemination, use and confidentiality of patient-identifiable health information, including the federal Health Insurance Portability and Accountability Act of 1996 and related rules, or HIPAA. In the provision of services to our patients, we may collect, use, maintain and transmit patient information in ways that may or will be subject to many of these laws and regulations. The three rules that were promulgated pursuant to HIPAA that could most significantly affect our business are the Standards for Electronic Transactions, or Transactions Rule; the Standards for Privacy of Individually Identifiable Health Information, or Privacy Rule; and the Health Insurance Reform; Security Standards, or Security Rule. The respective compliance dates for these rules for most entities were and are October 16, 2002, April 16, 2003 and April 21, 2005. HIPAA applies to covered entities, which include most health care providers that will contract for the use of our services. HIPAA requires covered entities to bind contractors to comply with certain burdensome HIPAA requirements. Other federal and state laws restricting the use and protecting the privacy of patient information also apply to us, either directly or indirectly.

The HIPAA Transactions Rule establishes format and data content standards for eight of the most common health care transactions. When we perform billing and collection services for our owned practices or managed practices we may be engaging in one or more of these standard transactions and will be required to conduct those transactions in compliance with the required standards. The HIPAA Privacy Rule restricts the use and disclosure of patient information, requires covered entities to safeguard that information and to provide certain rights to individuals with respect to that information. The HIPAA Security Rule establishes elaborate requirements for safeguarding patient information transmitted or stored electronically. We may be required to make costly system purchases and modifications to comply with the HIPAA requirements that will be imposed on us and our failure to comply may result in liability and adversely affect our business.

Federal and state consumer protection laws are being applied increasingly by the Federal Trade Commission, or FTC, and state attorneys general, to regulate the collection, use and disclosure of personal or patient information, through websites or otherwise, and to regulate the presentation of website content. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access.

Numerous other federal and state laws protect the confidentiality of private information. These laws in many cases are not preempted by HIPAA and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and potentially exposing us to additional expense, adverse publicity and liability. Other countries also have, or are developing, laws governing the collection, use and transmission of personal or patient information and, if applicable, these laws could create liability for us or increase our cost of doing business.

New health information standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which we must handle health care related data, and the cost of complying with these standards could be significant. If we do not properly comply with existing or new laws and regulations related to patient health information we could be subject to criminal or civil sanctions.

Risks Related to Our Common Stock

Because we use our common stock as consideration for our acquisitions, your interest in our company will be significantly diluted. In addition, if the investors in our recent financings convert their debentures and notes or exercise their warrants, or if we elect to pay principal and/or interest on the debentures and notes with shares of our common stock or anti-dilution rights in these securities are triggered, you will experience significant dilution.

We have used, and we expect in the future to use, our common stock as consideration for our acquisitions. In addition, a significant amount of our acquisitions’ purchase price is contingent upon future performance. We expect to issue a significant amount of our common stock to pay contingent purchase prices for previous acquisitions. In addition, because the value of the stock we issue as payment of contingent consideration is not fixed, to the extent our stock price decreases your interest in our company will be even more diluted by the payment of contingent consideration.

To the extent that our outstanding debentures and notes are converted or the warrants that were issued with such securities are exercised, a significantly greater number of shares of our common stock will be outstanding and the interests of our existing stockholders will be substantially diluted. In addition, if we complete a financing at a price per share that is less than the conversion price of our debentures and notes, the conversion price of our debentures and notes and the exercise price of the warrants issued with such securities will be reduced to the financing price. We cannot predict whether or how many additional shares of our common stock will become issuable as a result of these provisions. Hence, such amounts could be substantial. Additionally, we may elect to make payments of principal of and interest on the debentures and the notes in shares of our common stock, which could result in increased downward pressure on our stock price and further dilution to our existing stockholders.

Future sales of our common stock in the public market, including sales by our stockholders with significant holdings, may depress our stock price.

Most of our outstanding shares of common stock are freely tradable. In 2004, we filed registration statements registering the resale of 49,376,123 shares, which includes shares issuable upon conversion of convertible notes and debentures, upon exercise of options and warrants and shares that are issuable pursuant to the earnout provisions of various business acquisitions. The market price of our common stock could drop due to sales of a large number of shares or the perception that such sales could occur, including sales or perceived sales by our directors, officers or principal stockholders. These factors also could make it more difficult to raise funds through future offerings of common stock.

The market price of our common stock has been volatile.

Historically, the market prices for securities of companies like us have been highly volatile. In fact, since January 1, 2002, our common stock price has ranged from a low $0.12 to a high of $5.25 (as determined on a reverse-split basis). The market price of the shares could continue to be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the shares, announcements of potential business acquisitions, and changes in general market conditions.

We do not expect to pay dividends.

Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board of Directors. The Board of Directors is not expected to declare dividends or make any other distributions in the foreseeable future, but instead intends to retain earnings, if any, for use in business operations. In addition, the securities purchase agreement for our convertible notes contains restrictions in the payment of dividends. Accordingly, investors should not rely on the payment of dividends in considering an investment in our Company.

Provisions of Florida law and our charter documents may hinder a change of control and therefore depress the price of our common stock.

Our articles of incorporation, our bylaws and Florida law contain provisions that could have the effect of delaying, deferring or preventing a change in control of us by various means such as a tender offer or merger not approved by our board of directors. These provisions may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions may also entrench our management by making it more difficult for a potential acquirer to replace or remove our management or board of directors.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains and may incorporate by reference “forward-looking” statements, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Such statements can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “intend,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. Variations on those or similar words, or the negatives of such words, also may indicate forward-looking statements.

These forward-looking statements, which may include statements regarding our future financial performance or results of operations, including expected revenue growth, cash flow growth, future expenses, future operating margins and other future or expected performance, are subject to the following risks:

•	the acquisition of businesses or the launch of new lines of business, which could increase operating expenses and dilute operating margins;

•	the inability to attract new patients by our owned practices, the managed practices and the limited management practices;

•	increased competition, which could lead to negative pressure on our pricing and the need for increased marketing;

•	the inability to maintain, establish or renew relationships with physician practices, whether due to competition or other factors;

•	the inability to comply with regulatory requirements governing our owned practices the managed practices and the limited management practices;

•	that projected operating efficiencies will not be achieved due to implementation difficulties or contractual spending commitments that cannot be reduced; and

•	to the general risks associated with our businesses.

In addition to the risks and uncertainties discussed above you can find additional information concerning risks and uncertainties that would cause actual results to differ materially from those projected or suggested in the forward-looking statements in this prospectus under the section “Risk Factors.” The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus, and you should not unduly rely on such statements.

Unless otherwise required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. However, we acknowledge our obligation to disclose material developments related to previously disclosed information. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in the filing may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

All of the proceeds from the sale of the shares of common stock offered under this prospectus are for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sales of these shares other than the exercise price payable to us upon the exercise of warrants held by certain of the selling stockholders. We intend to use any such proceeds for general working capital. As of the date of this prospectus none of the warrants have been exercised.

SELLING STOCKHOLDERS

The following table sets forth as of February 28, 2006 the number of shares of common stock of PainCare owned by each selling stockholder and the number of such shares included for sale in this prospectus, which in each case, except as set forth below, is equal to the number of shares owned by such person.

The shares being offered by the selling stockholders were issued or are issuable upon exercise of securities that were issued in connection with one or more of the following transactions:

(i)	an accredited investor private placement offering that we completed in January 2006, including shares that were issued or are issuable upon exercise of warrants that were issued in such offering; and

(ii)	a series of business acquisitions that we have completed since November 2004, including shares that may be issued pursuant to the earnout provisions of certain of such acquisitions.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering

Selling Stockholders	Common Stock	Percentage of Outstanding Common Stock (1)	Shares being Offered	Common Stock	Percentage of Outstanding Common Stock (1)

Ali-El Mohandes (2)	378,143	1.0%	378,143	0	*
Bradley Vilims (3)	707,060	1.6	707,060	0	*
Bruce Lockwood (4)	864,239	1.8	864,239	0	*
C. Edward Anderson, Jr., M.D. (5)	1,071,698	2.4	1,071,698	0	*
Capital Ventures International (6)	454,334	*	454,334	0	*
Christopher J. Centeno (7)	2,055,418	4.4	2,055,418	0	*
Crown Investment Partners, LP (8)	225,350	*	225,350	0	*
Floyd O. Ring, Jr. (9)	849,162	1.9	849,162	0	*
Gary Lustgarten Profit Sharing & Trust	149,763	*	149,763	0	*
Gruber & McBaine International (10)	366,192	*	366,192	0	*
J. Patterson McBaine (11)	169,012	*	169,012	0	*
John D. Bender (12)	864,239	1.8	864,239	0	*
John R. Schultz (13)	952,513	2.1	952,513	0	*
Jon D. & Linda W. Gruber Trust (14)	169,012	*	169,012	0	*
Laguintas Partners, LP (15)	985,903	1.5	985,903	0	*
Lawrence F. Cohen (16)	663,400	1.5	663,400	0	*
Lester A. Zuckerman (17)	1,926,397	5.1	1,926,397	0	*
Marc A. Loev (18)	1,926,397	5.1	1,926,397	0	*
Mark H. Coleman (19)	728,545	2.0	728,545	0	*
The Reuter Tenancy of the Entireties Trust dated 4/1/98, Merrill Reuter & Pamela Reuter Trustees (20)	1,850,000	2.9	62,810	1,787,190	2.8
Michael J. Daly (21)	1,068,749	2.7	1,068,749	0	*
Midsummer Investments, Ltd. (22)	5,194,722	8.1	1,135,833	4,058,889	6.4
Prabaal Dey (23)	1,926,397	5.1	1,926,397	0	*
PSHS Partnership Ventures, Inc. (24)	980,571	3.1	980,571	0	*
Randall W. Rodgers (25)	17,645	*	17,645	0	*
Richard A. Flores (26)	1,006,555	2.3	1,006,555	0	*
Robert E. Carpenter (27)	423,486	1.0	423,486	0	*
Scott Brandt (28)	654,971	1.5	654,971	0	*
Shepherd Investments International, Ltd. (29)	1,056,325	1.7	1,056,325	0	*
The Crown Advisors #3 (30)	46,478	*	46,478	0	*
The Crown Advisors #5 (31)	46,478	*	46,478	0	*

* Less than one percent.

(1)	Based upon 63,855,406 shares outstanding on February 28, 2006.

(2)	Represents 235,287 shares of common stock issued plus 142,856 shares that may be issued if certain earnings goals are reached.

(3)	Represents 339,349 shares of common stock issued plus 367,711 shares that may be issued if certain earnings goals are reached.

(4)	Represents 297,572 shares of common stock issued plus 566,667 shares that may be issued if certain earnings goals are reached.

(5)	Represents 471,698 shares of common stock issued plus 600,000 shares that may be issued if certain earnings goals are reached.

(6)	Represents 322,581 shares of common stock and 131,753 shares of purchase warrants issued in connection with a private placement stock offering completed on January 30, 2006. Martin Kobinger has investment and voting control over the common stock held by Capital Ventures International.

(7)	Represents 774,169 shares of common stock issued plus 1,281,249 shares that may be issued if certain earnings goals are reached.

(8)	Represents 160,000 shares of common stock and 65,350 shares of purchase warrants issued in connection with a private placement stock offering completed on January 30, 2006. Chris H. Pauli has investment and voting control over the common stock held by Crown Investment Partners, LP.

(9)	Represents 349,162 shares of common stock issued plus 500,000 shares that may be issued if certain earnings goals are reached.

(10)	Represents 260,000 shares of common stock and 106,192 shares of purchase warrants issued in connection with a private placement stock offering completed on January 30, 2006. J. Patterson McBaine has investment and voting control over the common stock held by Gruber & McBaine International.

(11)	Represents 120,000 shares of common stock and 49,012 shares of purchase warrants issued in connection with a private placement stock offering completed on January 30, 2006

(12)	Represents 297,572 shares of common stock issued plus 566,667 shares that may be issued if certain earnings goals are reached.

(13)	Represents 358,762 shares of common stock issued plus 593,751 shares that may be issued if certain earnings goals are reached.

(14)	Represents 120,000 shares of common stock issued plus 49,012 shares that may be issued if certain earnings goals are reached.

(15)	Represents 700,000 shares of common stock and 285,903 shares of purchase warrants issued in connection with a private placement stock offering completed on January 30, 2006. J. Patterson McBaine has investment and voting control over the common stock held by Laguintas Partners, LP.

(16)	Represents 263,400 shares of common stock issued plus 400,000 shares that may be issued if certain earnings goals are reached.

(17)	Represents 1,302,878 shares of common stock issued plus 623,519 shares that may be issued if certain earnings goals are reached.

(18)	Represents 1,302,878 shares of common stock issued plus 623,519 shares that may be issued if certain earnings goals are reached.

(19)	Represents 526,666 shares of common stock issued plus 201,879 shares that may be issued if certain earnings goals are reached.

(20)	Represents 1,850,000 shares of common stock issued in connection with PainCare’s acquisition of Advanced Orthopaedics of South Florida, Inc. in 2001, in which Merrill Reuter, M.D. was the sole shareholder. Also represents 62,810 shares of common stock issued in connection with PainCare’s purchase of majority interest in PSHS Alpha Partners, Inc. d/b/a Lake Worth Surgical Center. Merrill Reuter & Pamela Reuter have investment and voting control over the common stock held by The Reuter Tenancy of the Entireties Trust dated 4/1/98, Merrill Reuter & Pamela Reuter Trustees.

(21)	Represents 664,994 shares of common stock issued plus 403,755 shares that may be issued if certain earnings goals are reached.

(22)	Represents 120% of: (A) (i) 2,081,663 shares that are issuable upon conversion of the $3,955,160 million in principal amount of our 7.5% convertible debentures due 2006 at a fixed conversion price of $2.6121 per share with respect to principal converted prior to October 15, 2004 and an adjusted fixed conversion price of $1.90 per share therefafter, (ii) 439,101 shares that would be issuable if we elect to pay interest on the 2006 debentures through the issuance of shares of common stock, assuming for the purpose of this prospectus, a market value of $2.0877 per share, or 80% of the conversion price with respect to interest shares acquired prior to October 15, 2004 and an adjusted price of $1.52 per share thereafter, (iii) 789,474 shares that are issuable upon conversion of $1.5 million in principal amount of our 7.5% convertible debenture due 2007 at a fixed conversion price of $1.90 per share, and (iv) 222,039 shares that would be issuable if we elect to pay interest on the 2007 debenture through the issuance of shares of common stock, assuming for the purposes of this prospectus, a market value of $1.52 per share, or 80% of the conversion price, and (B) (i) the 631,658 shares that are issuable upon exercise of the share purchase warrants that were issued to the purchasers of the 2006 debentures at an adjusted exercise price of $1.90 per share, and (ii) 165,000 shares that are issuable upon exercise of share purchase warrants that were issued to the purchaser of our 2007 debenture at an adjusted exercise price of $1.90 per share. Also represents 806,452 shares of common stock and 329,381 shares of purchase warrants issued in connection with a private placement stock offering completed on January 30, 2006. Scott D. Kaufman and Michael Amsalem have investment and voting control over the common stock held by Midsummer Investments, Ltd.

(23)	Represents 1,302,878 shares of common stock issued plus 623,519 shares that may be issued if certain earnings goals are reached.

(24)	John Beebe has investment and voting control over the common stock held by PSHS Partnership Ventures, Inc.

(25)	Represents 7,645 shares of common stock issued plus 10,000 shares that may be issued if certain earnings goals are reached.

(26)	Represents 439,888 shares of common stock issued plus 566,667 shares that may be issued if certain earnings goals are reached.

(27)	Represents 183,486 shares of common stock issued plus 240,000 shares that may be issued if certain earnings goals are reached.

(28)	Represents 314,349 shares of common stock issued plus 340,622 shares that may be issued if certain earnings goals are reached.

(29)	Represents 750,000 shares of common stock and 306,325 shares of purchase warrants issued in connection with a private placement stock offering completed on January 30, 2006. Michael A. Roth has investment and voting control over the common stock held by Shepherd Investments International, Ltd.

(30)	Represents 33,000 shares of common stock and 13,478 shares of purchase warrants issued in connection with a private placement stock offering completed on January 30, 2006. Chris H. Pauli has investment and voting control over the common stock held by The Crown Advisors #3.

(31)	Represents 33,000 shares of common stock and 13,478 shares of purchase warrants issued in connection with a private placement stock offering completed on January 30, 2006. Chris H. Pauli has investment and voting control over the common stock held by The Crown Advisors #5.

PLAN OF DISTRIBUTION

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on The American Stock Exchange or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses that we incur incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We have agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

LEGAL MATTERS

The validity of the shares of common stock offered hereby is being passed upon for PainCare by Arnstein & Lehr LLP, Boca Raton, FL.

EXPERTS

The audited consolidated financial statements as of December 31, 2004 and 2003 and for the year ended December 31, 2004 incorporated in this Registration Statement by reference to the Annual Report on Form 10-KSB for the year ended December 31, 2004 have been so incorporated in reliance on the report of Tschopp, Whitcomb, and Orr, P.A. (formerly known as Parks, Tschopp, Whitcomb and Orr, P.A.), independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet website at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet website.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” much of the information we file with them under Commission File No. 1-14160, which means that we can disclose important information to you by referring you to those publicly available documents. All of the information that we incorporate by reference is considered to be part of this prospectus, and any of our subsequent filings with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below and any future filing made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the filing of a post-effective amendment to this prospectus which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold:

* Our registration statement on Form 8-A.
* Our annual report on Form 10-KSB for the year ended December 31, 2004.

* Our quarterly report on Form 10-Q for the quarter ended March 31, 2005.

* Our quarterly report on Form 10-Q for the quarter ended June 30, 2005.

* Our quarterly report on Form 10-Q for the quarter ended September 30, 2005.

* Our current reports on Form 8-K, and amendments to current reports on Form 8- K/A, filed on February 14, 2005, March 14, 2005, April 18, 2005, May 11, 2005 (two reports), May 17, 2005, June 27, 2005, July 13, 2005, July 15, 2005, August 3, 2005, August 10, 2005, August 11, 2005 (three reports), September 9, 2005, September 19, 2005, September 27, 2005, October 6, 2005, October 7, 2005, October 18, 2005, November 4, 2005, November 15, 2005, November 18, 2005, November 21, 2005, January 3, 2006, January 9, 2006, January 11, 2006, January 25, 2006, February 2, 2006 and February 3, 2006.

* All of our subsequent filings pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at: PainCare Holdings. Inc., 1030 North Orange Avenue, Suite 105, Orlando, Florida 32801, Attention Noelle Siegel, Tel. No. (407) 367-0944.

PROSPECTUS
_______________
, 2006

You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy these ordinary shares in any circumstances under which the offer or solicitation is unlawful.

Until __________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Securities and Exchange Commission	$ 8,052
Fees of Transfer Agent and Registrar	2,000
Accounting	2,000
Legal Fees	20,000
Blue Sky Fees and Expenses	2,000
Printing and Engraving	10,000
Miscellaneous	3,000

Total	$ 47,052

All fees are estimated.

Item 15. Indemnity and Insurance of Directors and Officers.

The Florida Business Corporation Act provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director of a corporation is entitled to indemnification of expenses actually and reasonably incurred in such defense. F.S. 607.085(3) . Such act also provides that the corporation may indemnify an officer or director, and advance expenses, if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe such conduct was unlawful. F.S. 607.0850(1) (2). A court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances. F.S. 6907.0850(9) .

The registrant maintains a policy of liability insurance for its officers and directors.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
No.

Exhibit Description

4.1	Securities Purchase Agreement dated December 29, 2005. (1)

4.2	Asset Purchase Agreement with Center for Pain Management. (2)

4.3	Merger Agreement with Colorado Pain Specialists. (3)

4.4	Securities Purchase Agreement with PSHS Alpha Partners, Ltd. (4)

4.5	Securities Purchase Agreement with PSHS Beta Partners, Ltd.(5)

4.6	Merger Agreement with Piedmont Center for Spinal Disorders. (6)

4.7	Merger Agreement with Floyd O. Ring, Jr., M.D., PC. (7)

4.8	Asset Purchase Agreement with Christopher J. Centeno, M.D., PC. (8)

4.9	Asset Purchase Agreement with Center for Pain Management ASC. (9)

4.10	Merger Agreement with REC, Inc. and CareFirst Medical Associates, PA. (10)

4.11	Merger Agreement with Desert Pain Medicine Group. (11)

4.12	Membership Interest Purchase Agreement with Amphora, LLC. (12)

5	Opinion of Arnstein & Lehr LLP. (13)
23(a)	Consent of Arnstein & Lehr LLP contained in their opinion filed as Exhibit 5. (13)
23(b)	Consent of Tschopp, Whitcomb and Orr, P.A. (formerly known as Parks, Tschopp, Whitcomb and
Orr, P.A.). (13)

(1)	Incorporated by reference to Form 8-K filed on January 3, 2006.

(2)	Incorporated by reference to Form 8-K filed on December 7, 2004.

(3)	Incorporated by reference to Form 8-K filed on April 18, 2005.

(4)	Incorporated by reference to Form 8-K filed on May 17, 2005.

(5)	Incorporated by reference to Form 8-K filed on August 3, 2005.

(6)	Incorporated by reference to Form 8-K filed on August 11, 2005.

(7)	Incorporated by reference to Form 8-K filed on October 7, 2005.

(8)	Incorporated by reference to Form 8-K filed on October 18, 2005.

(9)	Incorporated by reference to Form 8-K filed on September 27, 2005.

(10)	Incorporated by reference to Form 8-K filed on January 11, 2006.

(11)	Incorporated by reference to Form 8-K filed on January 25, 2006.

(12)	Incorporated by reference to Form 8-K filed on February 3, 2006.

(13)	To be filed by amendment

All schedules have been omitted from this Registration Statement, since the required information is either not applicable, or is not present in amounts sufficient to require submission of the schedules, or because the information is included in the Financial Statements or notes thereto.

Item 17. Undertakings.
The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

	(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

	(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

	(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

	(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

	(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(8)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Orlando, Florida, on March 1, 2006.

                                                                                                                              By: /s/ MARK SZPORKA
                                                                                                                              Chief Financial and Accounting Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature		Title	Date
/s/	RANDY LUBINSKY	Chief Executive Officer	March 1, 2006
Director
/s/	MARK SZPORKA	Chief Financial Officer	March 1, 2006
Chief Accounting Officer
Director
/s/	RONALD RIEWOLD	President and Director	March 1, 2006
/s/	JAY ROSEN, M.D.	Director	March 1, 2006
/s/	MERRILL REUTER, M.D.	Director	March 1, 2006
/s/	ARTHUR J. HUDSON	Director	March 1, 2006
/s/	ROBERT FUSCO	Director	March 1, 2006
/s/	ALDO F. BERTI, M.D.	Director	March 1, 2006
/s/	THOMAS J. CRANE	Director	March 1, 2006